UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Transaction in Own Shares

December 01, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 01 December 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
01/12/2023	577,797	£ 25.8900	£ 25.5950	£ 25.7534	LSE	GBP
01/12/2023	-	-	-	-	Chi-X (CXE)	GBP
01/12/2023	-	-	-	-	BATS (BXE)	GBP
01/12/2023	571,483	€ 30.5350	€ 30.1900	€ 30.3690	XAMS	EUR
01/12/2023	-	-	-	-	CBOE DXE	EUR
01/12/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231201_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/004df926-8ae1-4e83-a3b2-83fc3ec91d02)

Transaction in Own Shares

December 04, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 04 December 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
04/12/2023	1,331,549	£ 25.4700	£ 25.0650	£ 25.3060	LSE	GBP
04/12/2023	266,591	£ 25.4650	£ 25.0750	£ 25.3067	Chi-X (CXE)	GBP
04/12/2023	504,200	£ 25.4650	£ 25.0650	£ 25.3155	BATS (BXE)	GBP
04/12/2023	1,478,400	€ 30.1250	€ 29.6550	€ 29.9525	XAMS	EUR
04/12/2023	405,500	€ 30.1200	€ 29.6600	€ 29.9485	CBOE DXE	EUR
04/12/2023	75,088	€ 30.1150	€ 29.6700	€ 29.9412	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231204_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/63be36e6-c9bb-4ee7-a81d-90ba6a659318)

Transaction in Own Shares

December 05, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 05 December 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
05/12/2023	1,416,016	£ 25.4600	£ 25.1100	£ 25.2461	LSE	GBP
05/12/2023	-	-	-	-	Chi-X (CXE)	GBP
05/12/2023	217,915	£ 25.3500	£ 25.1150	£ 25.2325	BATS (BXE)	GBP
05/12/2023	1,416,798	€ 30.1050	€ 29.7450	€ 29.9005	XAMS	EUR
05/12/2023	-	-	-	-	CBOE DXE	EUR
05/12/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231205_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/78779b67-061f-470b-a785-390fc2977ed7)

Transaction in Own Shares

December 06, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 06 December 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
06/12/2023	1,552,000	£ 25.3150	£ 24.9400	£ 25.0753	LSE	GBP
06/12/2023	213,629	£ 25.0950	£ 24.9500	£ 25.0053	Chi-X (CXE)	GBP
06/12/2023	135,000	£ 25.0950	£ 24.9500	£ 25.0155	BATS (BXE)	GBP
06/12/2023	1,526,874	€ 30.0150	€ 29.5200	€ 29.6838	XAMS	EUR
06/12/2023	433,573	€ 30.0050	€ 29.5400	€ 29.6700	CBOE DXE	EUR
06/12/2023	77,200	€ 29.7200	€ 29.5400	€ 29.6171	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231206_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/75e7b886-ca0d-4c45-88d2-8001c63b3f49)

Transaction in Own Shares

December 07, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 07 December 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
07/12/2023	1,300,000	£ 24.9450	£ 24.7700	£ 24.8661	LSE	GBP
07/12/2023	-	-	-	-	Chi-X (CXE)	GBP
07/12/2023	-	-	-	-	BATS (BXE)	GBP
07/12/2023	600,000	€ 29.5300	€ 29.3200	€ 29.4372	XAMS	EUR
07/12/2023	-	-	-	-	CBOE DXE	EUR
07/12/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231207_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/22a2aeee-0a24-4371-bed7-7de921ab4f1d)

Transaction in Own Shares

December 08, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 08 December 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
08/12/2023	146,011	£ 25.2100	£ 24.9150	£ 25.0864	LSE	GBP
08/12/2023	-	-	-	-	Chi-X (CXE)	GBP
08/12/2023	-	-	-	-	BATS (BXE)	GBP
08/12/2023	380,504	€ 29.8100	€ 29.5150	€ 29.6696	XAMS	EUR
08/12/2023	-	-	-	-	CBOE DXE	EUR
08/12/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231208_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/31313659-988c-4bfb-9ee9-65018f74ce35)

Transaction in Own Shares

December 11, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 11 December 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
11/12/2023	1,122,627	£ 25.3000	£ 24.9800	£ 25.1926	LSE	GBP
11/12/2023	-	-	-	-	Chi-X (CXE)	GBP
11/12/2023	-	-	-	-	BATS (BXE)	GBP
11/12/2023	713,686	€ 29.9750	€ 29.6150	€ 29.8145	XAMS	EUR
11/12/2023	-	-	-	-	CBOE DXE	EUR
11/12/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231211_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/a0edbc50-5cb3-4f1a-91ed-f83c204dfd82)

Transaction in Own Shares

December 12, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 12 December 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
12/12/2023	1,500,000	£ 25.3900	£ 24.9950	£ 25.0873	LSE	GBP
12/12/2023	-	-	-	-	Chi-X (CXE)	GBP
12/12/2023	-	-	-	-	BATS (BXE)	GBP
12/12/2023	1,361,800	€ 29.9650	€ 29.4650	€ 29.6090	XAMS	EUR
12/12/2023	388,200	€ 29.6800	€ 29.4650	€ 29.5774	CBOE DXE	EUR
12/12/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231212_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/5af9bfac-2ca1-4a20-b527-b6872def1c42)

Transaction in Own Shares

December 13, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 13 December 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
13/12/2023	1,237,757	£ 25.1100	£ 24.8350	£ 24.9689	LSE	GBP
13/12/2023	247,504	£ 25.1050	£ 24.8350	£ 24.9862	Chi-X (CXE)	GBP
13/12/2023	166,439	£ 25.1050	£ 24.8400	£ 24.9707	BATS (BXE)	GBP
13/12/2023	1,464,327	€ 29.5900	€ 29.2650	€ 29.4257	XAMS	EUR
13/12/2023	35,673	€ 29.5900	€ 29.2800	€ 29.4284	CBOE DXE	EUR
13/12/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231213_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/45571612-24c0-4e10-a855-5f2e6a953cf1)

Transaction in Own Shares

December 14, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 14 December 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
14/12/2023	55,618	£ 25.3300	£ 25.1550	£ 25.2357	LSE	GBP
14/12/2023	-	-	-	-	Chi-X (CXE)	GBP
14/12/2023	-	-	-	-	BATS (BXE)	GBP
14/12/2023	198,619	€ 29.8300	€ 29.6350	€ 29.7299	XAMS	EUR
14/12/2023	-	-	-	-	CBOE DXE	EUR
14/12/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231214_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/373e7e4b-0354-43ea-9196-69746b70eef4)

Transaction in Own Shares

December 15, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 15 December 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
15/12/2023	1,200,000	£ 25.4050	£ 24.9650	£ 25.0684	LSE	GBP
15/12/2023	298,794	£ 25.0850	£ 24.9750	£ 25.0343	Chi-X (CXE)	GBP
15/12/2023	-	-	-	-	BATS (BXE)	GBP
15/12/2023	1,669,000	€ 30.0200	€ 29.4800	€ 29.6085	XAMS	EUR
15/12/2023	331,000	€ 29.7500	€ 29.4850	€ 29.5803	CBOE DXE	EUR
15/12/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231215_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/9cf09e6d-5561-41cd-9ec3-c303feac81ac)

Transaction in Own Shares

December 18, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 18 December 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
18/12/2023	461,045	£ 25.4550	£ 25.1550	£ 25.3535	LSE	GBP
18/12/2023	-	-	-	-	Chi-X (CXE)	GBP
18/12/2023	-	-	-	-	BATS (BXE)	GBP
18/12/2023	517,911	€ 29.9400	€ 29.7050	€ 29.8211	XAMS	EUR
18/12/2023	-	-	-	-	CBOE DXE	EUR
18/12/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231218_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/726aa566-8c8d-45a1-b4da-9e0b0ca29f70)

Transaction in Own Shares

December 19, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 19 December 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
19/12/2023	1,755,050	£ 25.3900	£ 25.1700	£ 25.3086	LSE	GBP
19/12/2023	315,187	£ 25.3800	£ 25.1700	£ 25.3000	Chi-X (CXE)	GBP
19/12/2023	386,961	£ 25.3900	£ 25.1750	£ 25.3247	BATS (BXE)	GBP
19/12/2023	1,406,023	€ 29.8200	€ 29.5750	€ 29.7672	XAMS	EUR
19/12/2023	407,251	€ 29.8200	€ 29.6000	€ 29.7705	CBOE DXE	EUR
19/12/2023	67,617	€ 29.8200	€ 29.5850	€ 29.7697	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231219_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/282f14a5-547f-4760-b44e-777fbb862141)

Transaction in Own Shares

December 20, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 20 December 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
20/12/2023	112,438	£ 26.0950	£ 25.6400	£ 25.8483	LSE	GBP
20/12/2023	12,185	£ 26.0900	£ 25.7400	£ 25.9458	Chi-X (CXE)	GBP
20/12/2023	63,805	£ 26.0950	£ 25.6850	£ 25.9711	BATS (BXE)	GBP
20/12/2023	1,749,000	€ 30.5100	€ 29.9750	€ 30.1568	XAMS	EUR
20/12/2023	249,356	€ 30.5050	€ 29.9950	€ 30.1626	CBOE DXE	EUR
20/12/2023	1,844	€ 30.4900	€ 30.1950	€ 30.3911	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231220_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/0db32118-d79a-47ff-b2dc-0a25f14a7a48)

Transaction in Own Shares

December 21, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 21 December 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
21/12/2023	1,025,000	£ 25.6550	£ 25.4800	£ 25.5517	LSE	GBP
21/12/2023	244,236	£ 25.6400	£ 25.4800	£ 25.5366	Chi-X (CXE)	GBP
21/12/2023	250,000	£ 25.6550	£ 25.4800	£ 25.5467	BATS (BXE)	GBP
21/12/2023	1,000,000	€ 29.9900	€ 29.8000	€ 29.8674	XAMS	EUR
21/12/2023	400,000	€ 29.9800	€ 29.7850	€ 29.8596	CBOE DXE	EUR
21/12/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231221_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/351ef2bb-b89c-470c-9690-86ad5c705d6b)

Transaction in Own Shares

December 22, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 22 December 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
22/12/2023	385,086	£ 25.7700	£ 25.5800	£ 25.7090	LSE	GBP
22/12/2023	109,591	£ 25.7700	£ 25.5850	£ 25.7050	Chi-X (CXE)	GBP
22/12/2023	87,717	£ 25.7700	£ 25.6400	£ 25.7249	BATS (BXE)	GBP
22/12/2023	729,247	€ 30.1650	€ 29.8500	€ 29.9936	XAMS	EUR
22/12/2023	27,746	€ 29.9350	€ 29.9000	€ 29.9236	CBOE DXE	EUR
22/12/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231222_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/aa902cfc-992a-4909-8367-db059470c98b)

Transaction in Own Shares

December 27, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 27 December 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
27/12/2023	150,000	£ 25.5650	£ 25.5200	£ 25.5497	LSE	GBP
27/12/2023	-	-	-	-	Chi-X (CXE)	GBP
27/12/2023	-	-	-	-	BATS (BXE)	GBP
27/12/2023	300,000	€ 29.8600	€ 29.7950	€ 29.8272	XAMS	EUR
27/12/2023	-	-	-	-	CBOE DXE	EUR
27/12/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231227_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/b9e48ff6-4849-485b-9530-75c861b18fe7)

Transaction in Own Shares

December 28, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 28 December 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
28/12/2023	1,230,000	£ 25.6550	£ 25.3800	£ 25.5187	LSE	GBP
28/12/2023	218,005	£ 25.6500	£ 25.4600	£ 25.5328	Chi-X (CXE)	GBP
28/12/2023	139,536	£ 25.6550	£ 25.4600	£ 25.5366	BATS (BXE)	GBP
28/12/2023	825,000	€ 29.9400	€ 29.6700	€ 29.7628	XAMS	EUR
28/12/2023	350,000	€ 29.9400	€ 29.6950	€ 29.7727	CBOE DXE	EUR
28/12/2023	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

$1,651,300

Attachment

  20231228_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/0d77d6f0-40cd-49da-bfd2-43cdc34d3870)

Transaction in Own Shares

December 29, 2023

· · · · · · · · · · · · · · · ·

Shell plc (the 'Company') announces that on 29 December 2023 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
29/12/2023	650,081	£ 25.6900	£ 25.3600	£ 25.5799	LSE	GBP
29/12/2023	201,005	£ 25.6850	£ 25.4000	£ 25.5757	Chi-X (CXE)	GBP
29/12/2023	129,286	£ 25.6850	£ 25.4300	£ 25.5815	BATS (BXE)	GBP
29/12/2023	1,068,249	€ 30.0250	€ 29.7100	€ 29.8956	XAMS	EUR
29/12/2023	185,160	€ 30.0250	€ 29.7200	€ 29.9205	CBOE DXE	EUR
29/12/2023	48,209	€ 30.0400	€ 29.7100	€ 29.9232	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 November 2023.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 2 November 2023 up to and including 26 January 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company's general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020)  through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer's own shares

Attachment

  20231229_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/c0488ab2-a788-4fe7-b32a-078c07201a75)

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: January 5, 2024	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary